Mail Stop 3561

April 5, 2010

Via U.S. Mail and facsimile to (614) 238-4156

James A. McGrady
President and Chief Executive Officer
Retail Ventures, Inc.
4150 Fifth Avenue
Columbus, OH 43219

      Re: **Retail Ventures, Inc.**
             Form 10-K for Fiscal Year Ended January 31, 2009
             Filed April 30, 2009
             Definitive Proxy Statement on Schedule 14A
             Filed May 29, 2009
             File No. 001-10767

Dear Mr. McGrady:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                Sincerely,

                H. Christopher Owings
                Assistant Director